UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 001-37643

KITOV PHARMA LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharma Ltd. (the “Company” or the “Registrant”), is announcing that on June 17, 2018 it closed the transaction for the acquisition of an additional approximately 3.1% stake in in its majority-owned subsidiary, TyrNovo Ltd. (“TyrNovo”), pursuant to an agreement with Taoz – Company for Management and Holdings of Companies Ltd. (“Taoz”), previously announced on June 15, 2018. Taoz was the final remaining unaffiliated minority shareholder of TyrNovo, and with whom the Company had entered into a shareholders’ agreement in February 2017. Pursuant to this new share exchange agreement with Taoz, in exchange for Taoz’s entire holding in TyrNovo and the termination of the existing shareholder and investment agreements amongst the Company, TyrNovo and Taoz, the Company issued to Taoz 2,816,900 newly issued ordinary shares (equivalent to 140,845 American Depositary Shares or ADSs) of the Company (the “Taoz Shares”), which represent approximately 0.9% of the Company’s issued and outstanding share capital. For more information on the shareholder and investment agreements amongst the Company, TyrNovo, and Taoz which will be terminated at the closing of the share exchange transaction, see Item 7.B – Related Party Transactions – TyrNovo Ltd. in our Annual Report on Form 20-F for the year ended December 31, 2017

After the closing of this new share exchange transaction, the Company now holds approximately 97.1% of TyrNovo’s issued and outstanding ordinary shares. Approximately 2.9% of TyrNovo’s issued and outstanding ordinary shares are owned by Dr. Hadas Reuveni Ph.D., the founder and Chief Technology Officer of TyrNovo.

Pursuant to the share exchange agreement, if at any time during the seven trading days following such date on which there is either (i) an effective registration statement registering, or prospectus available for, the resale of Taoz Shares or ADSs representing the Taoz Shares, or (ii) an available exemption permitting the resale of the Taoz Shares without having to satisfy the registration or prospectus requirements under applicable law in any trading market; and, the lowest VWAP of the Company’s ADSs for any day during such seven day period (the “Consideration Adjustment VWAP”) is below $2.84 per ADS, then the consideration to be paid by the Company for Taoz’s entire holding in TyrNovo shall be adjusted such that the Company shall pay, as additional consideration for the TyrNovo shares sold by Taoz, an amount in cash such that the value of the 140,845 ADSs based on the Consideration Adjustment VWAP plus such additional cash consideration is equal to $400,000.

At the closing of the share exchange transaction, the Company entered into a Registration Rights Agreement with Taoz (the “Registration Rights Agreement”) providing for the filing of a registration statement (the “Registration Statement”) with the Securities and Exchange Commission registering the Taoz Shares represented by ADSs. Pursuant to the Registration Rights Agreement, in the event that the Taoz Shares would not be able to be sold or otherwise transferred, without volume or manner-of-sale restrictions, pursuant to either (i) SEC Rule 144 in the absence of any registration, or (ii) any other applicable rule permitting the Taoz Shares to be sold, or otherwise transferred, in any applicable trading market, without volume or manner-of-sale restrictions, the Company is then obligated to cause the Registration Statement to be declared effective no later than 60 days after the date of closing of the share exchange transaction.

The Taoz Shares were issued to Taoz in Israel on a private placement basis pursuant to applicable exemptions from the prospectus requirements under applicable Israeli securities laws and exempt from the registration requirements of the United States Securities Act of 1933, as amended, (the “Act”) and/or Regulation S, promulgated pursuant to the Act. Taoz is not a U.S. person, no sales efforts were conducted in the U.S., and the Taoz Shares contain a legend restricting the sale of such securities in accordance with applicable exemptions from the registration requirements of the Act. The Taoz Shares are subject to statutory resale restrictions in Israel under applicable Israeli securities laws and regulations, and to statutory resale restrictions in the U.S. under the Act.

The securities offered have not been, and will not necessarily be, registered under the U.S. Securities Act or any U.S. state or Israeli securities laws, and may not be offered or sold in the United States or in Israel, or to, or for the account or benefit of, United States persons or persons in Israel absent registration or any applicable exemption from the registration and/or prospectus requirements of the Act and applicable U.S. state and/or Israeli securities laws. This release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States or in the State of Israel, nor in any other jurisdiction.

This Form 6-K, excluding Exhibit 99.1, is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037), the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMA LTD.

June 18, 2018	By:	/s/ Simcha Rock
Simcha Rock
CFO & Director

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